Exhibit A

SECURITIES PURCHASE AND OPTION AGREEMENT

This SECURITIES PURCHASE AND OPTION AGREEMENT (this “Agreement”) is entered into as of the 15th day of December, 2006 (the “Effective Date”), by and among DAVID BROWN, an individual and resident of the State of California (“Seller”), JAMES O. POHLAD, an individual and resident of the State of Minnesota (“JOP”), ROBERT C. POHLAD, an individual and resident of the State of Minnesota (“RCP”), and WILLIAM M. POHLAD, an individual and resident of the State of Minnesota (“WMP”; and, together with JOP and RCP, the “Purchasers” and each, individually, a “Purchaser”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Seller serves as the Chief Financial Officer of National Mercantile Bancorp, a California corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended (the “Company”);

WHEREAS, Seller is the holder of incentive stock options (the “Existing Options”) to purchase 15,625 shares of the Company’s common stock, no par value per share (“Common Stock”), which Options have been awarded to Seller under the Company’s equity compensation plans, and Seller is the holder of 25,000 shares of Common Stock (the “Seller Shares”);

WHEREAS, Purchasers are existing holders of shares of the Company’s capital stock;

WHEREAS, Seller and Purchasers desire to provide for the purchase and sale of any and all shares of Common Stock, any other securities evidencing an equity or ownership interest in the Company, or any securities convertible into or exercisable for an equity or ownership interest in the Company (collectively, the “Shares”), with such Shares including but not limited to: (i) the Shares that Seller may acquire upon exercise of the Existing Options and/or upon exercise of additional options to purchase Common Stock granted to Seller (such Existing Options and other options collectively referred to as the “Options”); and (ii) the Seller Shares, in each case under the circumstances and conditions set forth in this Agreement, but excluding (iii) any additional securities purchased by Seller from any third party.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Seller’s Representation.  Seller hereby represents and warrants that, except for the Existing Options and the Seller Shares, the Seller does not hold any other Shares.

2.             Purchase of Seller Shares and Common Stock Issued Upon Exercise of Existing Options.

(a)           2006 Purchase.  Subject to the terms and conditions of this Agreement, Seller and each Purchaser hereby covenant and agree that on December 15, 2006, Seller shall sell to

Purchasers, and Purchasers shall collectively purchase from Seller, 12,500 Seller Shares, with Seller obligated to sell to each Purchaser, and each Purchaser obligated to purchase from Seller, the following number of shares of Common Stock:

Purchaser	Number of Shares of Common Stock
JOP	4,167
RCP	4,167
WMP	4,166
Total	12,500

(b)           2007 Purchase.  Subject to the terms and conditions of this Agreement, Seller and each Purchaser hereby covenant and agree that on February 28, 2007, Seller shall sell to Purchasers, and Purchasers shall collectively purchase from Seller, 12,500 Seller Shares, with Seller obligated to sell to each Purchaser, and each Purchaser obligated to purchase from Seller, the following number of shares of Common Stock:

Purchaser	Number of Shares of Common Stock
JOP	4,167
RCP	4,166
WMP	4,167
Total	12,500

(c)           Option Exercises and Purchases.  Seller shall exercise Existing Options to purchase 10,000 shares of Common Stock on or before January 31, 2007 and to purchase an additional 5,625 shares of Common Stock on or before June 30, 2007, and may exercise any other Options as and when Seller may determine in his sole discretion (each an “Option Exercise”).  Immediately following each Option Exercise, Seller shall deliver written notice to each Purchaser indicating the date of such Option Exercise and number of shares acquired. On the tenth business day following the one-year anniversary of each Option Exercise, Seller shall sell to Purchasers, and Purchasers shall purchase from Seller, all shares of Common Stock issued to Seller in connection with such Option Exercise, with each Purchaser obligated to purchase from Seller, one-third of such shares.

(d)           Purchase Price.  The per share purchase price payable by Purchasers for each Share purchased pursuant to this Agreement (unless otherwise expressly noted) shall be the greater of: (i) the average per share closing price of the Shares to be purchased as reported on the Nasdaq Capital Market or other applicable public exchange on which such Shares are traded, to the extent such Shares are so reported, during the thirty (30) day period ending on the last trading day preceding the date of purchase by Purchasers of each such Share (as appropriately adjusted in the event of a stock issuance, stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company during such 30-day period); and (ii) two and 10/100 (2.1) times the book value per Share (on a fully-diluted basis, taking into account, among other things, the conversion or payment of all shares of the Company’s Series B Convertible Perpetual Preferred Stock), computed as of the last day of the Company’s most recently completed fiscal quarter for which the Company shall have made its results of operations or balance sheet publicly available (by Form 10-KSB, Form 10-QSB, press release or otherwise) prior to the date of purchase by Purchasers of each such Share (the last day of such fiscal quarter being the “Book Value Computation Date”) and as appropriately adjusted in the event of a stock issuance, stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company between the Book Value Computation Date and the date of purchase by Purchasers of each such Share (the greater of (i) and (ii) being the “Purchase Price”).

(e)           Closing Deliveries, Assignment and Assumption of Obligations.  In connection with the purchase and sale of any shares of Common Stock pursuant to this Section 2: (i) Seller shall sell, assign, transfer, convey and deliver to Purchasers such shares free and clear of any and all liens, charges, covenants, conditions, easements, adverse claims, demands, encumbrances, limitations, security interests, options, pledges or any other title defects or restrictions of any kind (each, a “Lien”); and (ii) Seller shall make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights and obligations under this Section 2 to any other Purchaser.  In the event a Purchaser fails or is otherwise unable to perform his obligations under this Section 2, the remaining Purchasers shall have the option of assuming and performing the obligations of the defaulting Purchaser on a pro rata basis.

3.             Restrictions on Transfer of Shares.

(a)           Unless he complies with Section 4 of this Agreement, Seller shall not voluntarily Transfer (as hereinafter defined) all or any part of or any interest in any Shares now or hereafter held by Seller except pursuant to Section 2 or a Company Sale Transaction (an “Excluded Transfer”).  Any Transfer of Shares by Seller not made in conformance with this Agreement shall be null and void, shall not be recorded on the books of the Company and shall not be recognized by the Company.  For purposes of this Agreement, “Transfer,” when used as a noun, means any actual or proposed disposition of Shares, by means of sale, delivery, assignment, gift, bequest, devise, exchange or other transfer of any kind, as well as any pledge, hypothecation or encumbrance, and “Transfer,” when used as a verb, means the act of making a Transfer, as that term is used as a noun.

(b)           The foregoing restrictions on Seller’s Transfer of Shares shall terminate: (i) in the event Purchasers materially breach any material term of this Agreement, and Seller delivers written notice of such breach to Purchasers and Purchasers fail to cure such breach within ten (10) days of receipt of such written notice from Seller, or (ii) thirty (30) days following the Cut-Off Date (as defined in Section 5 of this Agreement).  For purposes of the foregoing sentence, a breach by one or more Purchasers may also be cured by the remaining non-breaching Purchasers, in their sole and absolute discretion.

4.             Right of First Refusal Option.

(a)           Voluntary Transfers.  If, at any time prior to the Cut-Off Date, Seller proposes to voluntarily Transfer Shares to one or more persons or entities, other than in an Excluded Transfer (a “Proposed Transfer”), then Seller shall give each Purchaser written notice (the “Proposed Transfer Notice”) of Seller’s intention to make the Proposed Transfer, which Proposed Transfer Notice shall include (A) the number of Shares proposed to be Transferred (the “Offered

Shares”), (B) the identity of the prospective transferee(s), if known, and (C) the consideration and the material terms and conditions upon which the Proposed Transfer is to be made, if known.  If the Proposed Transfer is related to a bona fide firm offer, Seller’s Proposed Transfer Notice shall certify that Seller has received a bona fide firm offer from the prospective transferee(s) and in good faith believes a binding agreement for the Proposed Transfer is obtainable on the terms set forth in the Proposed Transfer Notice, and shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to such Proposed Transfer.  Each Purchaser shall have an option for a period of thirty (30) days from receipt of a Proposed Transfer Notice (such thirty-day period being the “Offer Exercise Period”) to elect to purchase one-third of the Offered Shares (it being acknowledged that that Purchasers shall collectively have the option to purchase all of the Offered Shares).  In the case of a Proposed Transfer pursuant to a bona fide firm offer, the purchase of the Offered Shares by Purchasers shall be subject to the same material terms and conditions as described in the Proposed Transfer Notice, except that the per share purchase price payable by Purchasers for each Offered Share shall be equal to the greater of: (1) the per share purchase price contained in the Proposed Transfer Notice; and (2) the Purchase Price calculated at the last day of such Offer Exercise Period.  In the case of a Proposed Transfer other than pursuant to a bona fide firm offer, the purchase of Offered Shares shall be at a per share purchase price equal to the Purchase Price calculated at the last day of the Offer Exercise Period.  Each Purchaser may exercise such purchase option and, thereby, purchase one-third of the Offered Shares, by notifying Seller in writing before expiration of the Offer Exercise Period as to such Purchaser’s exercise of such purchase option.  If a Purchaser gives Seller notice that such Purchaser desires to purchase Offered Shares, then payment for the Offered Shares shall be by check or wire transfer, against delivery of the Offered Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after Purchasers’ receipt of the Proposed Transfer Notice, unless the Proposed Transfer Notice provides for a later closing date.  In the event that Purchasers do not elect to collectively purchase all Offered Shares in connection with a Proposed Transfer, then Seller shall be free to sell to the prospective third-party transferee(s) all of the Offered Shares, upon terms that are no more favorable to such transferee(s) than those included in the Proposed Transfer Notice.  Any subsequent proposed sale of Offered Shares on terms that are more favorable to the third-party proposed transferee(s) than those included in the Proposed Transfer Notice shall constitute a new Proposed Transfer and shall give rise anew to the options described in this Section 4(a).

(b)           Involuntary Transfers.

(i)            In the event that prior to the Cut-Off Date Seller: (1) files a voluntary petition under any bankruptcy or insolvency law or a petition for the appointment of a receiver, or makes an assignment for the benefit of creditors; (2) is subjected involuntarily to such petition or assignment or to an attachment or other legal or equitable interest with respect to any of Seller’s Shares and such involuntary petition, assignment or attachment is not discharged within ninety (90) days after its effective date; or (3) is subjected to any other involuntary Transfer of any of Seller’s Shares by legal process, including, without limitation, a Transfer pursuant to a divorce decree, then Seller shall notify Purchasers in writing (an “Involuntary Transfer Notice”) of such event and shall disclose the terms and conditions of the involuntary Transfer or potential involuntary Transfer of Seller’s Shares.  Each Purchaser shall then have the option, exercisable by giving written notice to Seller within thirty (30) days of Purchasers’ receipt of the Involuntary Transfer Notice, to elect to purchase one-third of the Shares that are subject to the involuntary Transfer or potential involuntary Transfer (it being acknowledged that Purchasers shall collectively have the option to purchase all of such Shares).  The closing of any purchase and sale of Shares pursuant to this Section 4(b)(i) shall take place at a mutually agreeable location no more than forty-five (45) days after a Purchasers’ receipt of the Involuntary Transfer Notice.  Purchasers understand and agree that Seller shall have no obligation under this Section 4(b)(i) that would contravene applicable law or regulation, including without limitation bankruptcy laws.

(ii)           The per share purchase price payable by Purchasers for Shares purchased pursuant to this Section 4(b) shall be the Purchase Price.

(c)           Closing Deliveries; Assignment of Rights.  In connection with the purchase and sale of any Shares pursuant to this Section 4, the Seller shall: (i) sell, assign, transfer, convey and deliver to Purchasers such Shares free and clear of any and all Liens; and (ii) make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights under this Section 4 to any other Purchaser.  In the event a Purchaser elects not to, fails or is otherwise unable to exercise his rights under this Section 4, such rights shall be allocated to and may be exercised by the remaining Purchasers.

5.             Put and Call Option.

(a)           Commencing upon the termination of Seller’s employment with the Company for any reason and ending on the fifth anniversary of such termination (the “Cut-Off Date”), the Seller shall have the right and option at any time and from time to time to sell to Purchasers some or all of the Shares held, or that may be issued upon exercise of Options held by Seller at the date of termination of Seller’s employment (the “Covered Shares”) upon not less than fifteen (15) days’ prior written notice to Purchasers (the “Put Exercise Notice”).  The Put Exercise Notice shall state the number of Covered Shares to be sold to Purchasers (the “Put Shares”).  Upon delivery of the Put Exercise Notice, the Seller shall be obligated to sell the Put Shares to the Purchasers, and each Purchaser shall be obligated to purchase one-third of the Put Shares from Seller.  The purchase price for the Put Shares shall be the Purchase Price, determined as of the date the Put Exercise Notice is delivered to Purchasers or such other date that may be agreed between Seller and at least two of the Purchasers.  The closing of the purchase and sale of the Put Shares shall be within twenty (20) days of delivery of the Put-Exercise Notice.

(b)           Commencing upon the second anniversary of the termination of Seller’s employment with the Company for any reason and ending on the fifth anniversary of such termination, each Purchaser shall have the one-time right and option to purchase one-third (and not less than one-third) of the Covered Shares then held by Seller (which for purposes of this paragraph shall include shares issuable upon exercise of any unexpired, unexercised options held by Seller which have an exercise price less than the Purchase Price and which shall be exercised in order to facilitate their purchase in accordance with this paragraph) for the Purchase Price by not less than fifteen (15) days’ prior written notice to Seller and the other Purchasers (the “Call Notice”).  If such Call Notice is delivered by less than all of the Purchasers, the remaining

Purchasers shall have five (5) days to exercise their right to purchase one-third of the Covered Shares in accordance with this paragraph by delivery of written notice to Seller and the other Purchasers.  In the event a Purchaser elects not to or otherwise fails to provide notice of exercise within such five (5) day period, such rights shall be allocated to and may be exercised by the remaining Purchasers provided that they deliver a further notice to Seller within five (5) days.  The purchase price for the Covered Shares shall be the Purchase Price, determined as of the date the Call Notice is delivered to Seller or such other date to which the participating Purchasers and Seller agree.  Upon delivery by Purchasers of the notices required by this paragraph, Seller shall be obligated to sell to the delivering Purchasers, and the delivering Purchasers shall be obligated to purchase from Seller that portion of the Covered Shares indicated in their respective notices.  The closing of the purchase and sale shall be within fifteen (15) days of delivery or expiration of the time for delivery of the final notice contemplated by this paragraph.

(c)           In connection with the purchase and sale of any Covered Shares pursuant to this Section 5: (i) Seller shall sell, assign, transfer, convey and deliver to Purchasers such shares of Common Stock free and clear of any and all Liens; and (ii) Seller shall make such other deliveries to Purchasers as Purchasers may reasonably deem to be necessary or desirable to consummate the transactions contemplated hereby.  Any Purchaser may assign all or any portion of such Purchaser’s rights under this Section 5 to any other Purchaser.

6.             Company Sale Transaction.  Notwithstanding anything to the contrary in this Agreement, in the event that: (a) the Company files a Form 8-K with the Securities and Exchange Commission, in which the Company announces (i) a merger of the Company with an unrelated third party pursuant to which the shareholders of the Company would receive cash as consideration in connection with such merger, (ii) a sale of all of the outstanding shares of the Company’s capital stock to one or more third parties or (iii) a sale of all or substantially all of the assets of the Company, or (b) a person or entity has announced a tender offer for no less than a majority of the outstanding shares of the Common Stock (each, a “Company Sale Transaction”), then Seller’s obligations under this Agreement to sell Shares to Purchasers (including Shares to be sold one year and one business day following an exercise of Options) shall be suspended during the pendency of such Company Sale Transaction and (A) if such Company Sale Transaction is consummated, Seller’s obligation to sell Shares to Purchasers shall terminate in respect of any Shares that Seller sells in connection with such Company Sale Transaction (or in respect of all Shares if such Company Sale Transaction is structured as a sale of all or substantially all of the assets of the Company) or (B) if such Company Sale Transaction terminates without being consummated for any reason whatsoever, Seller shall be obligated to sell to Purchasers any Shares that Seller would have been required to sell to Purchasers during the pendency of such Company Sale Transaction.  In the event of a Company Sale Transaction in which Seller Transfer all of his Shares, this Agreement (other than the obligations of Purchasers under Section 18) shall terminate.

7.             Blackout Periods.  Notwithstanding anything to the contrary in this Agreement, in the event that Seller has an obligation to consummate a sale of Shares to Purchasers under this Agreement at any time that Seller is restricted from selling Shares due to applicable federal and/or state securities laws or Company policy, then Seller’s obligation under this Agreement to sell Shares to Purchasers shall be suspended until such time as such restrictions terminate or lapse, at which time Seller shall be obligated to sell such Shares to Purchasers in accordance with the terms and conditions hereof.

8.             Legend.  Each existing or replacement certificate for Shares shall bear the following legend upon its face:

“THE SALE, DELIVERY, ASSIGNMENT, GIFT, BEQUEST, DEVISE EXCHANGE OR OTHER TRANSFER OF ANY KIND, AS WELL AS ANY PLEDGE, HYPOTHECATION OR ENCUMBRANCE, OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, IS RESTRICTED BY, AND SUBJECT TO THE TERMS AND CONDITIONS OF, A CERTAIN SECURITIES PURCHASE AND OPTION AGREEMENT, DATED AS OF DECEMBER 19, 2005, BY AND AMONG THE HOLDER HEREOF AND CERTAIN OTHER PARTIES.”

9.             Successors, Assignments and Transfers; No Third-party Beneficiaries.  This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party.  Each Purchaser shall be entitled to assign each such Purchaser’s rights or obligations under this Agreement, in whole or in part, without the prior written consent of Seller, to another Purchaser or an affiliate, provided that such assignment shall not relieve Purchaser from his obligations under this Agreement.  In the event of the death of a Purchaser, the rights and obligations of such Purchaser shall be allocated among, assigned to and assumed by the remaining Purchasers on a pro rata basis.  Except as expressly contemplated hereby, Seller shall not be entitled to assign any of his rights or obligations under this Agreement without the prior written consent of each Purchaser.  Without limiting the foregoing and notwithstanding anything herein to the contrary, in the event of any involuntary Transfer of Shares that is made other than in conformance with the requirements of this Agreement, the transferee(s) of such Shares shall take such Shares subject to the terms and conditions of this Agreement and shall be bound by the terms and conditions of this Agreement.

10.           Effect of Change in Company’s Capital Structure.  Appropriate adjustments shall be made in the number and class of shares to be purchased hereunder in the event of a stock dividend, stock split, reverse stock split, combination, reclassification or like change in the capital structure of the Company.  This Agreement shall survive the consummation of any merger of the Company with another entity or entities other than a merger in which the Seller does not receive or retain any equity securities of the surviving entity in exchange for his Shares and/or Options (a “Non Cash-Out Merger”). In the event of a Non Cash-Out Merger: (i) all references in this Agreement to Shares, Options, Common Stock and Seller Shares and any other instruments evidencing ownership interests or securities convertible into or exercisable for any ownership interests in the Company shall refer to the equivalent ownership interests or convertible or exercisable securities in the surviving entity; (ii) references to the Company shall mean the surviving entity; and (iii) appropriate adjustments shall be made in the number and class of shares of the surviving entity of any Non Cash-Out Merger to be purchased hereunder after giving effect to any applicable exchange ratio.

11.           Notices.  Any notice required or permitted by any provision of this Agreement shall be given in writing and shall be delivered personally or by courier, or by registered or certified mail, postage prepaid, addressed (a) in the case of Seller or a Purchaser, to his address as set forth in the signature pages hereto or such other address as Seller or a Purchaser may designate in writing from time to time, or (b) in the case of the Company, to its principal office.  Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified; (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt.

12.           Further Instruments and Actions.  The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

13.           Entire Agreement.  This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof, supersedes all other agreements between or among any of the parties with respect to the subject matter hereof.  This Agreement shall be interpreted under the laws of the State of Minnesota without reference to conflicts of law provisions.

14.           Amendments and Waivers.  Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and Purchasers.  Any amendment or waiver effected in accordance with this Section 14 shall be binding upon Seller and Purchasers and their respective successors and assigns.

15.           Severability.  In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

16.           Attorneys’ Fees.  In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

17.           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.           Purchasers’ Acknowledgements.  Purchasers’ acknowledge that, except as set forth in this Agreement, Seller make no representations or warranties regarding the Shares sold to Purchasers or the business, financial condition, results of operations or prospects of the Company.  Purchasers understand that some or all of the Shares they acquire from Seller may be “restricted securities” within the meaning of Rule 144 as a result of Seller’s status as executive officer of the Company, and agree to comply with federal and state securities laws in connection with the resale of any Shares and to hold Seller and the Company harmless from any liability, loss, damages, costs and expenses resulting from Purchasers’ sale of the shares in violation of the registration and qualification requirements under applicable federal and state law.

19.           Section 16(b).  Notwithstanding any provision of this Agreement to the contrary, neither Purchasers nor Seller may exercise their calls or puts on the Shares, and Seller shall have no obligation to sell Shares, if as a result of such exercise or sale Seller would have liability to the Company for profits under Section 16(b) of the Securities Exchange Act of 1934, as amended.

(The Remainder of This Page Has Been Left Intentionally Blank)

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase and Option Agreement as of the date first written above.

/s/ DAVID BROWN	/s/ JAMES O.POHLAD
David Brown, individually	James O. Pohlad, individually

Address for Notices:	Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402

/s/ ROBERT C.POHLAD
Robert C. Pohlad, individually

Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402

/s/ WILLIAM M. POHLAD
William M. Pohlad, individually

Address for Notices:

60 South Sixth Street
Suite 3800
Minneapolis, MN 55402